UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
				Amendment No. 1


                             Vertex Pharmaceuticals
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    92532F100
                                 (CUSIP Number)

                                December 31, 2005

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 92532F100


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Advisors LLC

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 3,961,400
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 3,961,400

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             3,961,400

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 4.00%

       12.   Type of Reporting Person (See Instructions) IA


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                               CUSIP No. 92532F100


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Capital LLC

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 1,523,100
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power:  1,523,100

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             1,523,100

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 1.54%

       12.   Type of Reporting Person (See Instructions) IA

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                               CUSIP No. 92532F100


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Samuel D. Isaly

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 5,484,500
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 5,484,500

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             5,484,500

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 5.53%

       12.   Type of Reporting Person (See Instructions) HC

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Item 1. (a)  Issuer: Vertex Pharmaceuticals

             1.      Address:
                     130 WAVERLY STREET
		     CAMBRIDGE MA 02139-4242

Item 2. (a)  Name of Person Filing:
             OrbiMed Advisors LLC
             OrbiMed Capital LLC
             Samuel D. Isaly

        (b)  Address of Principal Business Offices:

             767 Third Avenue, 30th Floor
             New York, New York 10017

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Common stock

        (e)  CUSIP Number: 92532F100

Item 3. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	 Reporting persons are holding 5.53% (4.00% in the case of OrbiMed Advisors LLC and 1.54% in the case of OrbiMed Capital LLC) of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class.

	 OrbiMed Advisors LLC and OrbiMed Capital LLC hold shares on behalf of Caduceus Capital Master Fund Limited (263,000 shares), Caduceus Capital II, L.P. (135,000 shares), UBS Eucalyptus Fund, LLC (204,000 shares), PaineWebber Eucalyptus Fund, LLC (22,000 shares), HFR SHC Aggressive Fund (45,000 shares), Knightsbridge Post Venture
         IV L.P. (49,000 shares), Knightsbridge Integrated Holdings, V, LP (54,600 shares), Knightsbridge Netherlands II, LP (13,900 shares), Knightsbridge Integrated Holdings IV Post Venture, LP (20,500 shares), Knightsbridge Post Venture III, LP (13,400 shares), Knightsbridge Netherlands I LP (12,700 shares), Knightsbridge Netherlands III LP (14,100 shares), Knightsbridge Integrated Holdings II Limited (16,700 shares), Knightsbrideg Venture Completion 2005 LP (6,300 shares), Knightsbridge Venture Capital VI L.P. (17,800 shares),
         Knightsbridge Venture Capital IV LP (13,500 shares), Knightsbridge Venture Capital III LP (9,900 shares), UBS Juniper Crossover Fund (135,000 shares), Eaton Vance Worldwide Health Sciences
	 (3,030,000 shares), Eaton Vance Emerald Worldwide Health Sciences (145,000 shares),

         Eaton Vance Variable Trust (33,000 shares), Finsbury Worldwide Pharmaceutical Trust (694,400 shares), Finsbury Emerging
	 Biotechnology Trust (69,900 shares),and NBIM ORB GLB
         Pharma & Bio (305,800 shares) and PHARMA/wHEALTH (160,000 shares).


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable


Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2006
                                       OrbiMed Advisors LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: President

                                       OrbiMed Capital LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: Managing Member


                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly


			JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G/A, dated February 8, 2006, (the "Schedule 13G/A"), with respect to the Common Stock, par value $.001 per share, of Vertex Pharmaceuticals is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) nder the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 8th day of February 2006.


                                          OrbiMed Advisors LLC

                                          By: /s/ Samuel D. Isaly
                                          ---------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


                                          OrbiMed Capital LLC

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly


				Statement of Control Person


The Statement on this Schedule 13G/A dated Febuary 8, 2006 with respect to the common stock, $.001 par value per share, of Vertex Pharmaceuticals is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k),respectively, as control person (HC) of OrbiMed Advisors LLC and OrbiMed Capital LLC.

OrbiMed Advisors LLC and OrbiMed Capital LLC file this statement on Schedule 13G/A in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA).